SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 2
                                      TO
                                  SCHEDULE TO

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                              PSB HOLDINGS, INC.
                      (Name of Subject Company (Issuer))

                              PSB HOLDINGS, INC.
                                   (Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   69360N108
                     (Cusip Number of Class of Securities)

                              SCOTT M. CATTANACH
                                   TREASURER
                              PSB HOLDINGS, INC.
                           1905 WEST STEWART AVENUE
                               WAUSAU, WI 54401
                           TELEPHONE:  715-842-2191
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  Copies to:
                             ARNOLD J. KIBURZ III
                             RUDER WARE, L.L.S.C.
                          500 THIRD STREET, SUITE 700
                                 P.O. BOX 8050
                               WAUSAU, WI 54402
                           TELEPHONE:  715-845-4336

                          CALCULATION OF FILING FEE*
Transaction Valuation:  $3,375,000   Amount of Filing Fee:  $361.13

     * Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 100,000 shares of common stock at the tender offer price per
                               share of $33.75.

(checked box) Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
  Amount Previously Paid:      $361.13       Filing Party:  PSB HOLDINGS, INC.
  Form or registration Number: SCHEDULE TO   Date Filed:    MAY 10, 2006

(box) Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    (box) third-party tender offer subject to Rule 14d-1.
    (checked box) issuer tender offer subject to Rule 13e-4.
    (box) going-private transaction subject to Rule 13e-3.
    (box) amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: (checked box)

      This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on May 10, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 2, 2006 (collectively, the "Schedule TO") relating to the offer by PSB Holdings, Inc., a Wisconsin corporation ("PSB"), to purchase up to 100,000 shares of its common stock at a price, net to the seller in cash, without interest thereon, of $33.75 per share upon the terms and subject to the conditions set forth in its Offer to Purchase dated May 10, 2006, as amended through the date hereof, and the related Letter of Transmittal.

      This Amendment No. 2 constitutes the final amendment to the Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, and General Instruction H to Schedule TO.

      The number of shares of common stock properly tendered and not withdrawn pursuant to the Offer to Purchase was 253,756. PSB has not elected to increase its offer to purchase additional shares. After acceptance for payment of all Odd-Lots, amounting to 19,073 shares, the proration factor for all other shares was approximately 34.483%, resulting in the purchase of 80,927 shares on a prorated basis. Following the completion of the tender offer, PSB will have 1,602,748 shares of common stock outstanding.




                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           PSB HOLDINGS, INC.

June 22, 2006                              By:  SCOTT M. CATTANACH
                                                Scott M. Cattanach
                                                Treasurer

                                 EXHIBIT INDEX
                                      TO
                                AMENDMENT NO. 2
                                      TO
                                  SCHEDULE TO
                              DATED JUNE 22, 2006
                                      OF
                              PSB HOLDINGS, INC.
                 Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. Section 232.102(d))

      99.(a)(1)(A)* Offer to Purchase dated May 10, 2006.
      99.(a)(1)(B)* Letter of Transmittal (including Certification of Taxpayer
                    Identification Number on Substitute Form W-9). 99.(a)(1)(C)* Form of Letter to Shareholders of PSB dated May 10, 2006. 99.(a)(1)(D)* Notice of Guaranteed Delivery.
      99.(a)(5)(A)* News Release issued by PSB dated May 10, 2006.


      *Previously filed